SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                19 December, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Transaction in Own Shares announcement made on 05 December 2005
             2. Transaction in Own Shares announcement made on 06 December 2005
             3. Transaction in Own Shares announcement made on 07 December 2005
             4. Transaction in Own Shares announcement made on 07 December 2005
             5. Product Launch announcement made on 08 December 2005
             6. Consumer day release announcement made on 08 December 2005
             7. Transaction in Own Shares announcement made on 08 December 2005
             8. Transaction in Own Shares announcement made on 14 December 2005
             9. Director/PDMR Shareholding announcement made on 14 December 2005
            10. Transaction in Own Shares announcement made on 14 December 2005
            11. Transaction in Own Shares announcement made on 15 December 2005
            12. Transaction in Own Shares announcement made on 16 December 2005

Enclosure 1.

Monday 05 December 2005

                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 4,000,000 ordinary shares at a price of 211.5827 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 218,580,020 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,416,747,248.

Enclosure 2.

Tuesday 06 December 2005


                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 213.6995 pence per share.

The purchased shares will all be held as treasury shares.
Following the above purchase, BT Group plc holds 219,580,020 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,415,747,248.

Enclosure 3.

Wednesday 7 December 2005
                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 21,922 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 219,558,098 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,415,769,170.

Enclosure 4.

Wednesday 7 December 2005

                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,500,000 ordinary shares at a price of 215.09 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 221,058,098 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,414,269,170.

Enclosure 5.

                              NOT FOR PUBLICATION:

                   EMBARGOED UNTIL 00.01HRS DECEMBER 8, 2005


        DC05-806                                        December 8, 2005


BT ANNOUNCES ITS FIRST CONTENT DEALS FOR NEXT GENERATION TV WITH BBC WORLDWIDE,
                        PARAMOUNT AND WARNER MUSIC GROUP

BT today announces landmark deals with three of the world's biggest entertainment companies, BBC Worldwide, Paramount and Warner Music Group.

The agreements bring the launch of BT's TV over broadband service an important step closer. Starting next Autumn, BT customers will be able to enjoy a vast range of on-demand film, music and television programming as well as a compelling interactive and communications service through their TV sets.

BT's service will be a world first combining access to digital terrestrial channels, an extensive video on demand library and a range of interactive services. The unique combination of these unrivalled services will provide BT customers nationwide with choice, convenience and control over their home entertainment without the need to commit to expensive monthly subscriptions.

Ian Livingston, BT Retail CEO, said: "A partnership between the country's leading communications company and three of the world's leading entertainment groups is great news for consumers in the UK. I'm delighted the BBC Worldwide, Paramount and Warner Music Group share our vision. Our customers will be able to enjoy enhanced TV services and easy access to a wealth of interactive content and new services straight to their TV. Whether you are a music fan, love films or hooked on drama you will get the best in entertainment when you want it. BT is defining next generation TV ".

John Smith, CEO BBC Worldwide, said, "With video on demand rapidly shaping the future of television, we are very pleased to be part of BT's TV service from the outset, providing subscribers with blue chip programmes and high quality viewing."

Nick Phillips, Chairman of Warner Music UK, said, "We are pleased to partner with BT as the first music provider to this innovative distribution service. Industry leading agreements and unique partnerships like the one we announce today are an important component of Warner Music's global strategy to become a multifaceted, music content company."

The agreement with Paramount provides BT with Paramount's blockbuster films in the pay-per-view window as well as an extensive range or older and classic films from the famous Paramount movie archive, all on demand.

The announcement today follows BT recent agreements with Europe's largest electronics company Philips to supply the set top box which will deliver the high definition services and an alliance with Microsoft, which will provide Microsoft TV IPTV Edition as the software platform.

For more information:

Giles Deards/Michael Jarvis, BT Group Newsroom 020 7356 6045

Inquiries about this news release should be made to the BT Group Newsroom on its 24 hour number: 020 7356 5369. From outside the UK, dial +44 20 7356 5369.

Mark Macdonald, BBC Worldwide Tel: 020 8433 3205 Mobile 07930 380523

Cathy Dunkley, (Warner Music International) Freud Communications 020 7291 6355



NOTES TO EDITORS:

BT revealed on 26 October, 2005 that its next generation TV service will be available to BT broadband customers without the need for a subscription fee and services available at launch or shortly afterwards will include entertainment on demand - an extensive library of movies, TV and music all available instantly; catch-up TV - programmes from the previous seven days broadcast schedule will be available on demand without the need to record; flexible payment - no mandatory subscriptions; pay-per-view options; a Personal Video Recorder capable of storing up to 80 hours of programming; more than 30 digital terrestrial TV channels; Communication services such as instant messaging, chat and video telephony on TV and interactive services such as online games, retail opportunities and community services.

BT is the only company in the UK committed to providing such a nationwide service and trials will begin next spring / early summer.



BBC Worldwide Ltd

BBC Worldwide Limited is the main commercial arm and a wholly owned subsidiary of the British Broadcasting Corporation (BBC). The company exists to maximise the value of the BBC's assets for the benefit of the licence payer and invest in public service programming in return for rights. In 2004/05 BBC Worldwide returned GBP145 million to the BBC from its six business operations: TV Channels, TV Sales, BBC Magazines, Home Entertainment, Children's and New Media.

About Warner Music International

Warner Music International, a leading company in national and international repertoire, is headquartered in London and operates through numerous affiliates and numerous licensees in over 50 countries.

About BT

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

- BT Retail, providing a comprehensive range of communications and related services to more than 20 million UK consumers and businesses.

- BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.

- BT Global Services, providing networked IT services to meet the needs of multi-site organisations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.

From January 2006, there will be a fourth business called Openreach. This business will be responsible for the nationwide local BT network which covers the "first mile" of wires that connects homes and businesses across the UK to their service providers. Openreach will provide communications providers with services and products associated with that network.

In the year ended 31 March 2005, BT Group's turnover was GBP18,623 million with profit before taxation of GBP2,354 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt

A wide selection of BT images are available for download via the image library at www.vismedia.co.uk.

Enclosure 6.

December 8, 2005


                 BT LEADS THE WAY WITH NEXT-GENERATION SERVICES

BT today announces its plans to introduce a range of next generation services for customers which will help transform how they communicate, are entertained and manage their lives.

Already this morning BT has announced it is to offer content from BBC Worldwide, Paramount and Warner Group with its unique next generation TV services. And, at the company's Consumer Strategy Day this morning, BT will also promise to deliver other exciting new broadband and voice services for consumers.

International calls made with the PC to regular landlines are already cheaper with BT Communicator than with rivals such as Skype. However, as a Christmas present to its customers, BT will be offering free calls throughout the festive holiday to any landline in 30 different countries.

Meanwhile, the price of Broadband Talk, which allows customers to use a normal phone, rather than the PC, has been slashed by up to 50 per cent to just GBP2 per month for evening and weekend calls or GBP7 a month for anytime calls and with BTs top two Broadband packages, evening and weekend calls are completely free.

BT will also introduce an enhanced voice over internet offering in Spring which will be available globally and feature BT's new high definition sound quality. This sound quality will also be available on BT's new video phones - also available in Spring - which will allow anyone with a BT broadband line to see their loved ones while they talk.

The broadband heart of the home will be the BT hub. It will enable wireless networking for all the family's PCs and laptops, next generation TV, voice calls over the internet, five different voice channels that can be used simultaneously so all member of the family can be on the phone to their friends at the same time. It will also enable monitoring services, such as security for the home as well as greater protection for your valuable data such as your photos and MP3s, which can be backed up with BT's new online storage and back-up service, Digital Vault. Additionally, BT will be able to identify problems with your hub remotely, meaning fewer inconvenient home visits for customers.

Outside the home, BT will be using its leading network of 8,000 Wi-Fi hotspots in the UK to offer innovative opportunities to work and play, such as the recent deal with Nintendo allowing gamers to challenge one another via a Wi-Fi link at BT Openzone hotspots. And BT Fusion, the world's first mobile which uses broadband to seamlessly change from mobile rates to landline rates at home, will offer customers a wide range of handsets alongside the Motorola v560 and forthcoming Razr. In the second half of next year the next generation of Fusion phones will be Wi-Fi powered which will ensure that customers always stay better connected at great value rates in even more places.

BT is also reporting financial information this morning. BT Retail expects to build on last quarter's return to profit growth and deliver increased full year profits. BT Retail is also aiming to deliver cost savings of GBP400-500m over three years by focusing on more cost effective use of online sales, service and billing as well as improved processes that will benefit BT customers whilst reducing costs.

Livingston said: "We will make life simpler and better for our customers. Not only will we be offering them great value communications which enhance their life, but we will be able to offer individual customers the kinds of services which are tailored to their needs".

"This is an exciting time for our consumer business but an even more exciting time to be a BT customer"

Ends


        NOTES TO EDITORS:


Available Now                              Coming Soon

ACCESS IN AND OUT OF HOME SUPPORT

Mobility

Fusion v560

BT Mobile                                  Razr Fusion phone

Wifi                                       Bundle Fusion/Broadband

Work/Games/Talk                            8MB broadband roll-out

Simplified Broadband Portfolio             BT Integrated hub
                                           Wifi phones


BE ENTERTAINED

Gaming

Play Station and Nintendo

Music

i-tunes                                    Next Generation TV

Launchcast

Music Video Streaming

Nintendo DS wifi



COMMUNICATE

Friends & Family Auto-Update

BT Text                                    VoIP

Market-leading VoIP international rates     - Single service
                                            - Free Christmas international calls
Privacy                                     - Free calls with VoIP to Broadband
                                              Option 3 and 4 customers

                                           Video Phone l

                                           Hi-definition sound



MANAGE LIFE

Email address guard                        Identity Protection

Anti-spam                                  BT Protect - one-stop shop security
                                           package

Virus guard                                Digital Vault - back-up all key
                                           digital assets

PC Firewall                                Digital Vault Plus

Digital Storage

Home Security

Car Security



For more information:

Giles Deards/Michael Jarvis, BT Group Newsroom        020 7356 6045

Inquiries about this news release should be made to the BT Group Newsroom on its 24 hour number: 020 7356 5369. From outside the UK, dial +44 20 7356 5369. All BT Group news releases can be accessed at our web site: www.bt.com/newscentre

Ends



About BT

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

- BT Retail, providing a comprehensive range of communications and related services to more than 20 million UK consumers and businesses.

- BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.

- BT Global Services, providing networked IT services to meet the needs of multi-site organisations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.

From January 2006, there will be a fourth business called Openreach. This business will be responsible for the nationwide local BT network which covers the "first mile" of wires that connects homes and businesses across the UK to their service providers. Openreach will provide communications providers with services and products associated with that network.

In the year ended 31 March 2005, BT Group's turnover was GBP18,623 million with profit before taxation of GBP2,354 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt

A wide selection of BT images are available for download via the image library at www.vismedia.co.uk.

Forward-looking statements - caution advised

Certain statements in this release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: expectations regarding cost savings; and delivery of new products and services.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; delivery of BT's 21st Century Network; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; and the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Enclosure 7.

Thursday 8 December 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 216.03 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 222,058,098 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,413,269,170.

Enclosure 8.

Wednesday 14 December 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 55,907 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 225,002,191 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,410,325,077.

Enclosure 9.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND
BEN VERWAAYEN
ANDY GREEN
HANIF LALANI
IAN LIVINGSTON
PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RECOVERY OF 9,066 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

RECOVERY OF 9,066 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.

9. Number of shares, debentures or financial instruments relating to shares acquired


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

14.12.05 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

14.12.05

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 14 DECEMBER 2005 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:

A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,809,976 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;

B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 37,300 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

24. Name of contact and telephone number for queries

JOHN CHALLIS - 020 7356 4086

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN CHALLIS

Date of notification

14.12.05

Enclosure 10.

Wednesday 14 December 2005
                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,500,000 ordinary shares at a price of 217.35 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 226,502,191 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,408,825,077.

Enclosure 11.

Thursday 15 December 2005


                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through Merrill Lynch International 1,500,000 ordinary shares at a price of 220.26 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 228,002,191 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,407,325,077.

Enclosure 12.

Friday 16 December 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through Merrill Lynch International 1,500,000 ordinary shares at a price of 221.52 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 229,502,191 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,405,825,077.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 19 December, 2005